				Exhibit 12.1
Ratio of Earnings to Fixed Charges
(in thousands, except ratio computation)
	Year Ended December 31,
	2016	2015	2014	2013	2012
Pretax income (loss) from continuing operations before adjustment for noncontrolling interest	$74,325	$74,611	$58,984	$48,479	$(4,192)
Adjustments:
Equity in income of unconsolidated joint ventures	(2,711)	(6,493)	(10,990)	(1,648)	(542)
Fixed charges	51,118	60,077	71,396	74,235	80,394
Distributed income of equity investees	2,975	3,427	3,121	53	3,337
Capitalized interest	(2,515)	(4,755)	(4,969)	(2,863)	(4,742)
Earnings as defined	$123,192	$126,867	$117,542	$118,256	$74,255
Fixed charges
Interest expense	$46,497	$54,271	$66,431	$71,429	$75,794
Capitalized interest	2,515	4,755	4,969	2,863	4,742
Amortization of deferred financing fees and premium/discount on notes payable, net	2,106	1,051	(4)	(57)	(142)
Fixed charges	$51,118	$60,077	$71,396	$74,235	$80,394
Ratio of earning to fixed charges	2.41	2.11	1.65	1.59	*
* Earnings for the year ended December 31, 2012 were insufficient to cover combined fixed charges by approximately $6.1 million. Other than the year ended December 31, 2012, there are no periods in which earnings were insufficient to cover combined fixed charges.